October 17, 2025

Ms. Amy Geddes
Mr. Doug Jones
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re: Upbound Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-Q for Fiscal Period Ended June 30, 2025
File No. 001-38047

Dear Ms. Geddes and Mr. Jones:

On behalf of Upbound Group, Inc. (the “Company”), this is a written response to the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated September 25, 2025 (the “Comment Letter”) regarding the Company’s filings referenced above. For reference, the comments contained in the Comment Letter have been reproduced below. Our responses have been included directly below each of the individual numbered comments included in the Comment Letter.

Form 10-Q for Fiscal Period Ended June 30, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Analysis of Cash Flow, page 36

1.Please quantify all factors cited, pursuant to the guidance noted above, so investors may understand their relative magnitude. Additionally, explain to us and disclose how and why the cited factor of the acquisition of Brigit positively impacted operating cash flows, despite a decrease in consolidated net income inclusive of the acquisition. Further, discuss the underlying factor(s) associated with the timing of vendor payments, for example, the reason for timing impacts. Refer to the guidance noted above.

Response
The Company acknowledges the Staff’s comment, and in future filings, beginning with our Form 10-Q for the quarter ended September 30, 2025, we will expand disclosures to provide additional quantitative information related to material factors contributing to period-over-period changes in our operating cash flows.
In future filings, we intend to expand our disclosures to be similar to the example provided in the below revised disclosure excerpts from our Form 10-Q for the quarter ended June 30, 2025, within the Analysis of Cash Flow section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, addressing the request for quantification of previously disclosed factors affecting cash flow from operations, as well as additional explanations around each of the factors including differences in timing of vendor payments in particular for inventory purchases. Our revisions are marked in bold. In addition to the revised disclosure excerpt from our Form 10-Q for the quarter ended June 30, 2025, please also see our below explanation further describing how Brigit positively impacted our cash flows from operations as of June 30, 2025 despite a decline in the Company’s consolidated net earnings over the same period.
Form 10-Q for quarter-ended June 30, 2025
Analysis of Cash Flow. Cash provided by operating activities increased by $85.1 million to $145.6 million for the six months ended June 30, 2025, from $60.5 million for the six months ended June 30, 2024~~, primarily due to the acquisition of Brigit, timing of vendor payments in previous years, decreases in Rent-A-Center segment inventory purchases due to lower corporate-owned store count, and~~. The increase was primarily due to an increase of approximately $34.9 million in cash provided by net earnings (net earnings less adjustments to reconcile net earnings to net cash provided by operating activities), which was benefited by $19.3 million in operating income generated by the Brigit operating segment following the acquisition; a year-over-year decrease of approximately $40.6 million in payments of outstanding inventory and trade payables primarily due to higher payments of outstanding inventory payables made in early 2024; lower year-over-year inventory purchases in our Rent-A-Center segment of approximately $21.6 million, partially offset by a decrease in customer lease buyouts through early purchase options, lease charge-offs and other merchandise losses of approximately $4.5 million, driven by lower same store sales and lower corporate-owned store count; a year-over-year decrease in cash interest of approximately $14.9 million primarily due to the refinancing of our Term Loan Facility in 2024; a decrease in legal settlement payments due to the 2024 settlement payment of approximately $8.8 million related to the Massachusetts Attorney General matter; and year-over-year lower incentive compensation ~~payouts,~~ payments of approximately $4.0 million. These impacts were partially offset by higher inventory purchases ~~at~~ in our Acima segment of approximately $100.6 million, partially offset by an increase of approximately $53.6 million    of customer lease buyouts through early purchase options, lease charge-offs, and other merchandise losses, driven by increased consumer demand.
Brigit operating performance vs consolidated net income
As described above, the Brigit operating segment generated approximately $19.3 million of operating income through June 30, 2025, which positively impacted the Company’s consolidated cash flows from operations, while the Company’s net earnings were negatively impacted by higher expenses in our corporate segment, including approximately $23.1 million in non-cash charges related to the Brigit acquisition and an increase in estimated legal accruals of approximately $42.7 million resulting in a year-over-year decrease in consolidated net earnings.

Form 10-K for Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Analysis of Cash Flow, page 47

2.You attribute the decrease in reported cash provided by operating activities in fiscal 2024 compared to fiscal 2023 of $95.6 million solely to an increase in your inventory purchases, which appears to be about $57 million based on the change between 2024 and 2023 in the line Rental Merchandise reported in the statement of cash flows. Based on changes in amounts reported in the statement of cash flows, it appears other factors materially affected the change in operating cash flows between these periods that have not been discussed. For example, net earnings/loss, adjusted for adjustments to reconcile net earnings (loss) to net cash provided by operating activities, increased $120 million, negative impact in the sum of receivables, accounts payable - trade and accrued liabilities aggregating $157 million and increase in income taxes paid, net of refunds, of $34 million. Refer to item 303(b) and all applicable instructions to paragraph (b) regarding analysis of material changes in line items from period to period. Also refer to the introductory paragraph of section IV.B and all of B.1 of Release No. 33-8350 regarding the content of the analysis. Additionally, refer to section III.D of Release No. 33-6835 (501.04 of the staff’s Codification of Financial Reporting) regarding quantification of factors cited. Please revise your analysis as appropriate.

Response
The Company acknowledges the Staff’s comment, and in future filings, beginning with our Form 10-Q for the quarter ended September 30, 2025, we will expand disclosures to provide additional quantitative information related to material factors contributing to period-over-period changes in our operating cash flows. In future filings, we intend to expand our disclosures to be similar to the example provided in the below revised disclosure excerpts from our Form 10-K for the year ended December 31, 2024, within the Analysis of Cash Flow section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our revisions are marked in bold.

Form 10-K for year-ended December 31, 2024
Analysis of Cash Flow. Cash provided by operating activities decreased by $95.6 million to $104.7 million in 2024 from $200.3 million in 2023, primarily due to an increase ~~in our~~ of approximately $269.3 million in inventory purchases driven by increased consumer demand~~.~~ in our Acima segment, partially offset by an increase of approximately $157.9 million in customer lease buyouts through early purchase options, lease charge-offs and other merchandise losses. In addition, cash flows from operations were negatively impacted by a year-over-year increase of approximately $29.0 million in payments related to trade payables, an increase of $33.8 million in income tax payments, and an increase of approximately $27.4 million in outstanding trade receivables related to our installment loans, franchisees and Acima lease-to-own contracts, offset by a year-over-year increase of $114.8 million in cash provided by net earnings (net earnings less adjustments to reconcile net earnings to net cash provided by operating activities).

Notes to Consolidated Financial Statements
Note T - Segment Information, page 89

3.Pursuant to ASC 280-10-50-29, please tell us and disclose to state the specific segment measure(s) of profit or loss used by your CODMs to assess performance and allocate resources. Also refer to ASC 280-10-55-47.b.

Response
The Company acknowledges the Staff’s comment, and in future filings, beginning with our Form 10-Q for the quarter ended September 30, 2025, we will disclose the specific segment financial measures of revenue and operating profit used by our CODMs to assess the operating performance and allocation of resources to our business operations. Please reference Appendix 1 for a revised excerpt from our Form 10-K, Note T - Segment Information, for the year ended December 31, 2024, as an example disclosure for future filings.

4.For each segment you present revenues and gross profit. It appears cost of revenues for each segment may be easily computable and a significant expense. Please tell us how your disclosure complies with the requirement to disclose easily computable significant segment expenses pursuant to ASC 280-50-10-26A.

Response
The Company acknowledges the Staff’s comment, and in future filings, beginning with our Form 10-Q for the quarter ended September 30, 2025, we will disclose cost of revenues for each operating segment. Please reference Appendix 1 for a revised excerpt from our Form 10-K, Note T - Segment Information, for the year ended December 31, 2024, as an example disclosure for future filings.

5.Please reconcile the total of the reportable segments' amount for each measure of profit or loss to your consolidated income/loss before income taxes and discontinued operations or consolidated net income/loss as appropriate. Refer to ASC 280-10-50-30.b.

Response
The Company acknowledges the Staff’s comment, and in future filings, beginning with our Form 10-Q for the quarter ended September 30, 2025, we will reconcile the total reportable segments’ operating profit to consolidated earnings (loss) before income taxes. Please reference Appendix 1 for a revised excerpt from our Form 10-K, Note T - Segment Information, for the year ended December 31, 2024, as an example disclosure for future filings.
If you have any questions or require further information regarding the above responses, you are welcome to contact me directly at 972-801-2292.

Sincerely,

/s/ FAHMI W. KARAM
Fahmi W. Karam
Chief Executive Officer
Upbound Group, Inc.

Appendix 1
Form 10-K for year-ended 2024
Revised Segment Disclosure Excerpts - Comments 3, 4, 5
Segment Information
The operating segments reported below are the segments for which separate financial information is available and for which segment results are evaluated by our Chief Operating Decision Makers (“CODMs”). Our CODMs include Upbound’s Chief Executive Officer and Chief Financial Officer. Our CODMs regularly review revenues and operating profit for each operating segment in comparison to Company projections and previously reported periods, in addition to other factors, including the Company’s strategic initiatives, as well as industry, macroeconomic, and market trends, in determining the appropriate allocation of resources to support our business operations. Our operating segments are organized based on factors including, but not limited to, type of business transactions, geographic location and store ownership.
Segment information for the year ended December 31, 2024 is as follows:

	Year Ended December 31, 2024
	Acima	Rent-A-Center	Mexico	Franchising	Total
(in thousands)
Revenues	$2,261,446	$1,863,425	$78,726	$116,967	$4,320,564
Cost of revenues	1,558,826	570,879	22,294	88,214	2,240,213
Gross profit	702,620	1,292,546	56,432	28,753	2,080,351
Operating expenses
Operating labor	102,981	487,772	18,416	—	609,169
Non-labor operating expenses(1)	295,588	486,643	22,964	6,440	811,635
Depreciation and amortization	1,376	20,367	1,566	141	23,450
Other segment items(2)	47,126	17,341	8,680	5,435	78,582
Segment operating profit	255,549	280,423	4,806	16,737	557,515
Corporate					(265,884)
Operating profit					291,631
Debt refinancing charges					6,604
Interest expense					110,585
Interest income					(3,099)
Earnings before income taxes					$177,541
(1) Includes Lease Charge-Offs ("LCOs") of $211.8 million and $84.8 million for the Acima and Rent-A-Center segments, respectively.
(2) Includes certain general and administrative expenses and other gains and charges. See Note N for additional information regarding other gains and charges.